Exhibit 99.1

IAMGOLD provides further information on its 2012-2014 capital program

TSX: IMG    NYSE: IAG

TORONTO, Jan. 17, 2012 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today made available to its shareholders further information about its capital spending plans for 2012, 2013 and 2014.   Yesterday, the Company announced a forecast for its gold and niobium production for the next three years as well as a high level forecast for capital spending during the same period.  More details of the Company's capital program can now be found at http://files.newswire.ca/282/Capex_Slides.pdf.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

PDF with caption: "Capex Slides.pdf". PDF available at: http://stream1.newswire.ca/media/2012/01/17/20120117_C4525_DOC_EN_8991.pdf

%CIK: 0001203464

For further information:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 11:04e 17-JAN-12